

July 12, 2007

Mr. Eric R. Graef, Vice President-Finance and Treasurer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Re: **Preformed Line Products Co.**
          Form 10-K for the fiscal year ended December 31, 2006
          File No. 0-31164

Dear Mr. Graef:

We have reviewed your response to our letter dated May 29, 2007 and have the following comments. We ask that you respond by July 26, 2007.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note J – Business Segments, page 48

1. We note your response to prior comment two and appreciate the additional information you provided. We note that you intend to combine the operations of SMP and DPW in an "other" category in future filings. Please confirm to us that DPW does not meet any of the quantitative thresholds of paragraph 18 of SFAS 131. Please also confirm to us that either: your two reportable segments meet the quantitative threshold of paragraph 20 of SFAS 131; or SMP and DPW meet a majority of the aggregation criteria in paragraph 17 of SFAS 131, as required by paragraph 19 of SFAS 131. Alternatively, please reconsider the proposed segment presentation. In addition, please ensue that future filings adequately disclose and discuss any revised segment presentation, including the specific nature of any operations included in "other".

2. We note your response to prior comment three and appreciate the additional information you provided, however, we continue to believe that each of your foreign operations is an operating segment as defined in paragraph 10 of SFAS 131. We also note from your response that you believe you would be able to aggregate your foreign operations because they meet all of the criteria in paragraph 17 of SFAS 131, including similar economic characteristics. Based on the information you have provided, on your representations and on the results and sizes of each of your foreign operations, we have no further comments. However, please be advised that you are required to continually re-assess the appropriateness of aggregating operating segments in future filings.

Form 10-Q for the quarter ended March 31, 2007

Item 1. Financial Statements and Supplementary Data, page 3

3. We note the disclosure that your interim statements have not been reviewed as required by Rule 10-01(d) of Regulation S-X. Please help us understand the facts and circumstances delaying the review. Also, please tell us how you intend to correct this deficiency when the review is completed.

Item 2. Management's Discussion and Analysis of Financial condition and Results of Operations, page 13

4. We note your response to prior comment one and your disclosures explaining changes in gross profit for the three months ended March 31, 2007 compared to March 31, 2006. In future filings, please revise MD&A to further clarify the facts and circumstances related to the $.4 million adjustment you recorded during the first quarter of 2007. Your disclosures should enable a reader to clearly understand why the adjustment took place, what it related to and why you recorded it how you did.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief